UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                    FIRST KEYSTONE CORPORATION
                    __________________________
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $2.00 PER SHARE
             _______________________________________
                  (Title of Class of Securities)


                            320654205
                            _________
                          (CUSIP Number)


              Robert E. Bull, 323 West Fourth Street
               Nescopeck, PA 18635, (570) 752-5593
               ____________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         November 1, 2007
                         ________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of paragraphs
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 8 Pages

CUSIP NO. 320654205            13D


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert E. Bull
      ###-##-####


2.    CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP
      (a)
      (b)  X


3.    SEC USE ONLY


4.    SOURCE OF FUNDS:   PF


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)


6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of
      America


7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE VOTING POWER:   223,615


8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED VOTING POWER:   4,182


9.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE DISPOSITIVE POWER: 223,615


10.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED DISPOSITIVE POWER:   4,182


                        Page 2 of 8 Pages

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:  227,797

12.   CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES
      CERTAIN SHARES:

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:
      4.18%*


14.   TYPE OF REPORTING PERSON:   IN


*As of November 1, 2007, Mr. Bull ceased to be a 5% beneficial owner of First Keystone Corporation Common Stock.



                        Page 3 of 8 Pages

                  Schedule 13D - Amendment No. 2
                          Robert E. Bull

     This Amendment No. 2 is filed on behalf of Robert E. Bull to amend the Schedule 13D, filed with the Commission and dated January 2, 2002, with respect to the Common Stock, $2.00 par value per share of First Keystone Corporation, a Pennsylvania business corporation (the "Issuer"), held by Mr. Bull.


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of First Keystone Corporation, a Pennsylvania corporation ( the "Issuer"), which has its principal executive offices at 111 West Front Street, Berwick, Pennsylvania 18603; telephone number 570-752-3671.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement on Schedule 13D is being filed on behalf of Robert E. Bull.

     (b)  Mr. Bull's residence address is 323 West Fourth
Street, Nescopeck, Pennsylvania 18635.

     (c) Mr. Bull is a retired attorney from the law offices of Bull, Bull & Knecht, 106 Market Street, Berwick, Pennsylvania
18603.

     (d) During the last five years, Mr. Bull has not been convicted in any criminal proceeding.

     (e) During the past five years, Mr. Bull has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violations with respect to such laws.

     (f) Mr. Bull is a citizen of the United States of America and a resident of Pennsylvania.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All funds to purchase the shares by Robert E. Bull were from personal funds. The funds to purchase shares for Bull, Bull
& Knecht were provided through First Keystone Corporation
Dividend Reinvestment Plan.



                        Page 4 of 8 Pages

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.



                        Page 5 of 8 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The purpose of this Amendment No. 2 is to report the gift distribution of First Keystone Corporation Common Stock. In addition, this Amendment No. 2 reflects the declaration of two 5% stock dividends and one 3 for 2 stock split issued in the form of a 50% stock dividend by the Issuer and the issuance of common stock as the result of the acquisition of Pocono Community Bank by the Issuer. These events occurred as follows:

     (1) On August 6, 2002, the Issuer declared a 5% stock dividend which resulted in the increase at no cost to the Reporting Person of 8,198 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 6.00%.

     (2) On December 17, 2002, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 7,650 shares to Reporting
Person, whose percent of class was decreased to 5.94%.

     (3)  On July 29, 2003, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 5,850 shares to Reporting Person, whose percent of class was decreased to 5.77%.

     (4) On May 11, 2004, the Issuer declared a 3 for 2 stock split issued in the form of a 50% stock dividend which resulted in the increase at no cost to the Reporting Person of 81,254 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 5.77%.

     (5) On June 21, 2004, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 7,920 shares to Reporting Person, whose percent of class was decreased to 5.58%.

     (6)  On June 17, 2005, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 9,450 shares to Reporting Person, whose percent of class was decreased to 5.33%.

     (7) On November 10, 2006, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 11,350 shares to Reporting
Person, whose percent of class was decreased to 5.02%.

     (8) On December 5, 2006, the Issuer declared a 5% stock dividend which resulted in the increase at no cost to the Reporting Person of 10,804 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 5.02%.



                        Page 6 of 8 Pages

     (9) On November 1, 2007, the Issuer acquired Pocono Community Bank, resulting in an issuance of 932,203 shares of common stock, resulting in a percentage decrease to Reporting Person, whose percentage of class was decreased to 4.18%.

ITEM 5(a)

Amount Beneficially Owned   227,797 shares of the Issuer's Common
Stock

Percent of Class   The shares of Common Stock held by Mr. Bull
represents approximately 4.18% of Common Stock outstanding as of the date hereof.

ITEM 5(b)

Number of Shares as to Which Reporting Person Has:

Sole power to vote or to direct the vote: 223,615 shares
Shared power to vote or to direct the vote: 4,182 shares

ITEM 5(c)

N/A

ITEM 5(d)

N/A

ITEM 5(e)

As of November 1, 2007, Mr. Bull ceased to be a 5% beneficial owner of First Keystone Corporation Common Stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

N/A




                        Page 7 of 8 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 21, 2007             /s/            Robert E. Bull
                              Robert E. Bull


                        Page 8 of 8 Pages